

January 14, 2011

Mr. Jimmy Chow Chun Man, Chief Financial Officer
China Enterprises Limited
Unit 3101, 31ˢᵗ Floor, Bank of America Tower
12 Harcourt Road, Central
Hong Kong

      RE: China Enterprises Limited
             Form 20-F for the Fiscal Year ended December 31, 2008
             Form 6-K filed December 3, 2010
             File No. 1-12126

Dear Mr. Man:

We have reviewed your response letter dated December 30, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. The Staff of the Division of Investment Management is continuing to review your response to prior comment one from our letter dated November 29, 2010 and may have additional comments.

FORM 6-K FILED ON DECEMBER 3, 2010

2. You disclose that you intend to use this Form 6-K and the accompanying exhibit to satisfy your reporting obligations under Item 16F(a) of the Form 20-F for the year ended December 31, 2009 to the extent provided in and permitted by paragraph 2 of the Instructions to Item 16F of the Form 20-F. In this regard,

please amend your Form 6-K to comply with the disclosure requirements of Item 16F of the Form 20-F. Specifically, please address the following:

- The disclosure should state whether during your two most recent fiscal years and <u>any subsequent interim period through the date of resignation</u> there were any reportable events or disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Your current disclosure only relates to the fiscal years ended December 31, 2007 and 2008, which are the two most recent years for which DTT provided audit reports. Refer to Item 16F(a)(1)(iv) and (v) of the Form 20-F;
- In making any disclosures about consultations with your new accountants, please ensure that you disclose any consultations up through the date of engagement. Your current disclosure only relates to the fiscal years ended December 31, 2007 and 2008, which are the two most recent years for which DTT provided audit reports. Refer to Item 16F(a)(2) of the Form 20-F; and
- To the extent that you make changes to the Form 6-K to comply with our comments, please obtain and file an updated letter from the former accountant stating whether the accountant agrees with the statements made in your amended Form 6-K.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief